Room 4561
						August 25, 2005

Glenn Argenbright
President and Chief Executive Officer
SAFLINK Corporation
777 108th Avenue NE, Suite 2100
Bellevue, WA 98004

Re:	SAFLINK Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 16, 2005
	Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005

Dear Mr. Argenbright:

      We have reviewed your response letter dated August 4, 2005 and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 - Business Combinations - SSP-Litronic Merger, pages F-13 to
F-14

1. Tell us how you calculated the relative voting interests in the combined entity on a fully diluted basis as of the acquisition date,
August 6, 2004. Separately identify the common shares outstanding and the options, warrants and convertible securities you considered in calculating the outstanding shares of common stock on a fully-diluted basis, for both SAFLINK and SSP-Litronic. Discuss the vesting provisions, conversion features and/or exercise price for each dilutive security and explain why it was appropriate to include each respective security in your calculation. Address the extent to which these securities are or are not in-the-money, fully vested and exercisable/convertible into shares with voting rights at the date of the acquisition.

2. Tell us how your independent advisors determined that you paid a spot premium of 39% and a 30-day historical premium of 69%. Show us any relevant calculations to support this assertion.

3. We have reviewed your response to prior comment no. 5; however, do not believe you have provided persuasive evidence and analysis to support an estimated useful life of seven to ten years for the developed technology you acquired in the SSP acquisition. While your response suggests that you expect the technology to evolve at a pace slower than traditional technology markets, we note disclosure on page 37 of your Form 10-K that the "industry is characterized by rapid development and technological improvements." Your Form 10-K further indicates that your success will depend on your ability to keep pace with a changing marketplace, integrate new technology into your software and hardware and introduce new products and product enhancements to address the changing needs of the marketplace. We also note that technical development programs in this industry require frequent assessments of the future directions of technology, which are difficult to predict. As previously indicated, given the history of rapid changes in technology and the disclosures in your Form 10-K and June 30, 2005 Form 10-Q, which suggest this industry is subject to rapid development and technological improvements, we would expect the developed technology to have a relatively short useful life.

4. Given the continued decline in the fair value of your common stock, tell us whether the fair value of SAFLINK`s common stock continued to exceed its net book value throughout the second quarter of 2005 and any period subsequent to June 30, 2005.

5. Please further explain why you believe it is appropriate to look to your market valuation, on a fully diluted basis, as the best and most impartial assessment of the value of the reporting unit. In this regard, we note disclosure on page 26 of your June 30, 2005 Form
10-Q that the issuance of a large number of shares upon the exercise or conversion of your outstanding options, warrants or convertible promissory notes would cause substantial dilution to your stockholders and could decrease the market price of your common stock. Explain why your calculation and methodology is consistent with the guidance in paragraph 23 of SFAS 142.

6. For each respective balance sheet date, including interim periods subsequent to March 31, 2005, tell us how you calculated the market valuation on a fully diluted basis. Separately identify the common shares outstanding and the options, warrants and convertible securities you considered in calculating the market valuation on a fully diluted basis. Discuss the vesting provisions, conversion features and/or exercise price for each dilutive security and explain why it was appropriate to include each respective security in your calculation. Address the extent to which these securities are or are not fully vested and in-the-money.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief





cc:	via facsimile
      Michael Hutchings
      DLA Piper Rudnick Gray Cary US LLP
      (F) (206) 839-4801

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Mr. Glenn Argenbright
SAFLINK Corporation
August 25, 2005
Page 1